September 5, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 4631

Washington, D.C. 20549

Attn: W. John Cash, Branch Chief

RE:	Lawson Products, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Form DEF 14A filed April 5, 2012
Form 10-Q for the Period Ended June 30, 2012
File No. 0-10546

Dear Mr. Cash,

As Executive Vice President and Chief Financial Officer of Lawson Products, Inc. (“Lawson” or the “Company”), I am responding to the letter from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (“Staff”) dated August 22, 2012, containing comments on the above-referenced filings. For your convenience, we have included in this letter each of the Staff’s comments before providing our response to that comment. As noted in our responses below, all proposed revisions refer to Lawson’s intended method for complying with the Staff’s comments in Lawson’s future filings with the Commission, if appropriate, given the then current facts and circumstances.

Definitive Proxy Statement

Compensation Discussion and Analysis

Determination of Competitive Practices, page 17

1.	We note that you disclose in the first paragraph on page 18 that you use data from peer groups to benchmark total direct compensation. In future filings, for each named executive officer, please disclose where you target total direct compensation against the peer companies and where actual payments fell within the targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Please show us what your disclosure would look like.

Response:

In future filings for each Named Executive Officer (“NEO”), we will disclose how our actual and target total direct compensation compares to the peer company group and explain the rational if payments were outside of the targeted parameters. Our future disclosure will be similar to the following:

The Company’s executive compensation programs are designed to reward executives for the development and execution of successful business strategies. In determining the type and amount of compensation for each executive, we use both annual cash compensation, which includes a base salary and an annual incentive award, and a long-term incentive opportunity, which includes both cash and equity components. Our compensation programs are designed to encourage and reward the creation of long-term stockholder value. The Compensation Committee believes the mix of these forms of compensation in aggregate (which we refer to as “Total Direct Compensation”) support the company’s overall compensation objectives of attracting top talent for executive positions, incentivizing such executive officers, rewarding them for achievement of individual and company goals, and aligning the interests of executive officers with those of our stockholders.

The Compensation Committee has established market median as the market level to target for each element and in total. Actual compensation may be higher or lower than market median based upon actual performance vs. pre-established goals, depending upon the award value delivered via the company’s annual and long-term incentive plans.

The peer group benchmarking study conducted in 20XX was conducted such that the Compensation Committee could understand the competitiveness of the total direct compensation of the NEOs as compared to market practices. The job titles, responsibilities and scope based on publicly available information were reviewed in determining appropriate job matches and summarized peer company executive officer compensation data for each NEO. The total direct compensation measured in our study included base salary plus annual incentives plus long-term incentives.

Total direct compensation of the peer group executives compared to the targeted and actual total direct compensation of the Company’s NEOs was as follows:

Title	Peer Group Median TDC		Lawson Products
			Target		Actual
Chief Executive Officer	$	X,XXX	$	X,XXX	$	X,XXX
Chief Financial Officer		X,XXX		X,XXX		X,XXX
NEO Title		X,XXX		X,XXX		X,XXX
NEO Title		X,XXX		X,XXX		X,XXX
NEO Title		X,XXX		X,XXX		X,XXX

In future proxy statements, we will discuss for each NEO any material variations in compensation from the benchmark targets.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Consolidated Financial Statements

Note 8 – Contingent Liability, page 10

2.	We note your disclosure regarding the employment tax examination and the contingent liability you recorded related to Drummond. Please revise future filings, including your next Form 10-Q, to address the following:

•

Explain how you determined the amount you accrued during 2011, including, to the extent applicable, if and how you assessed any additional potential liability for time periods and/or subsidiaries, in addition to those currently being examined;

•

Explain why you believe the amount you accrued represents your best estimate of the costs to resolve this matter, particularly in light of the amount of the notice of adjustment you received in January 2012; and

•	Explain the process and anticipated time frame for resolving this matter with the IRS.

Please provide us your proposed disclosures with your response letter.

Response:

In future filings we will expand our disclosure as follows (expanded proposed disclosure is underlined):

One of the Company’s subsidiaries, Drummond American LLC (“Drummond”), underwent an IRS tax examination for the years 2007 and 2008 of its long-standing treatment of its sales representatives as independent contractors. In January 2012 the Company received a Notice of Proposed Adjustment in the amount of $9.5 million, including penalties, from the IRS challenging Drummond’s position that the sales representatives were independent contractors. The Company disagreed with the IRS position and filed an administrative appeal with the IRS Appeals Office.

Although the Company intends to vigorously defend its position for the treatment of its sales representatives as independent contractors, the Company established a liability of $1.2 million during 2011 as its best estimate of the cost to resolve the matter with the IRS. The notice of Proposed Adjustment was determined by applying the full statutory rates and penalties, rather than applying the reduced tax rates provided by section 3509 of the Internal Revenue Code (“IRC”). The Company believes the use of reduced tax rates is mandatory for all IRS worker classification assessments, except when the employer intentionally disregarded its employment tax obligations. Because the Company believes it fully complied with its employment tax obligations, the Company based its estimated loss at the reduced tax rates. The Company applied these reduced tax rates against only one year because any settlement resolution would likely be limited to one year as this is consistent with the IRS’s settlement practices. The Company has assessed its potential exposure for other subsidiaries and time periods and has concluded that an additional liability is not probable. No adjustment has been proposed by the IRS for any other time periods or subsidiaries of the Company.

The case has been assigned to the Chicago Appeals Office. The first meeting with the Appeals Office will likely happen in the fourth quarter of 2012. The Company is unable to establish an estimated time frame in which the case will be resolved through the appeals process. An unfavorable outcome of this matter could have a material adverse effect on the Company’s business, financial condition and results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

3.	We note the declining trends in sales and gross profit margins during the interim periods. Please revise future filings, including your next Form 10-Q, to more fully address the following:

•	Disclose and discuss changes in your market share relative to your competitors during the periods presented;

•	Quantify total sales to government bases that support troop deployments and address if additional declines in such sales are anticipated;

•

Quantify the impact of and explain the reasons for each factor you identify as impacting sales and gross profits during each period presented, including, lower freight revenues, increases in small customer attrition, declines in sales representatives, and lower outbound freight recoveries;

•	In light of the inventory reserves you recorded, address the anticipated impact on future sales of your decision to discontinue certain products;

•	In light of your intention to continue to increase the percentage of sales from strategic customers, address the anticipated impact on future gross profit margins of this strategy;

•	Explain the facts and circumstances that resulted in the entire goodwill balance being impaired during the quarter ended June 30, 2012; and

•	Explain the negative factors that resulted in you recording a tax valuation allowance during the quarter ended June 30, 2012.

Response:

In future filings, including our next Form 10-Q, we will expand our disclosures to more fully address these topics in our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

******

I trust that the foregoing has been responsive to the Staff’s comments. Additionally, Lawson hereby acknowledges that:

•	Lawson is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Lawson may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (773) 304-5665.

Sincerely,

Ronald J. Knutson

Executive Vice President, Chief Financial Officer

cc:	Kevin Stertzel
Anne McConnell
Sherry Haywood